SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CAPITAL BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

139737100
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139737100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Joshua Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,932
	6	SHARED VOTING POWER 831,600
	7	SOLE DISPOSITIVE POWER 110,932
	8	SHARED DISPOSITIVE POWER 831,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,532
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 139737100	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)    Name of Issuer:
Capital Bancorp, Inc.

(b)    Address of Issuer’s Principal Executive Offices:
2275 Research Boulevard, Suite 600, Rockville, MD 20850

Item 2. Identity and Background.

(a)    Name of Person Filing
Joshua Bernstein

(b)    Address of Principal Business Office or, if none, Residence:
2275 Research Boulevard, Suite 600
Rockville, MD 20850

(c)    Citizenship
Mr. Bernstein is an individual residing in the District of Columbia.

(d)	Title and Class of Securities
Common stock, par value $0.01 per share

(e)	CUSIP Number
139737100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)    ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 139737100	13G	Page 4 of 5 Pages

Item 4. Ownership

(a)    Amount beneficially owned:                    942,532(1)
(b)    Percent of class:                        6.8%(2)
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:            110,932
(ii)    Shared power to vote or direct the vote:            831,600
(iii)    Sole power to dispose or to direct the disposition of:    110,932
(iv)    Shared power to dispose or to direct the disposition of:    831,600

(1) The amount reported includes:
(a) 99,282 shares of common stock, par value $0.01 per share (“Common Stock”) directly held by the reporting person over which the reporting person has sole voting and dispositive power;

(b) 303,200 shares held by the Bernstein Fund Limited Partnership, (the reporting person owns 16.7%) that the reporting person shares voting and dispositive power;

(c) 204,400 shares held by SandBern Ventures, LLC (the reporting person owns 66.67%) that the reporting person shares voting and dispositive power;

(d) 324,000 shares held by the reporting person’s father, through whom he has a general power of attorney and that the reporting person shares voting and dispositive power; and

(e) 11,650 shares of Common Stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2019 that the reporting person is deemed to have sole voting and dispositive power.

(2) All shares beneficially owned by the reporting person represent 6.8% of the outstanding Common Stock of the Issuer based on 13,894,842 shares outstanding as of December 31, 2019.

Excludes 21,150 shares of Common Stock underlying options that are subject to vesting.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification
Not Applicable.

CUSIP No. 139737100	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

/s/ Joshua Bernstein Joshua Bernstein

[Signature Page to Schedule 13G]